FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

September 2, 2003.

Item 3.        Press Release

News release dated September 2, 2003 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer announces that three high priority target areas have been selected for drilling on the South Voisey Bay Project. The geophysical targets are located in an east-west trending structure in an area predominated by northwest – southeast features, as more particularly described below.

Item 5.        Full Description of Material Change

The Issuer announces that three high priority target areas have been selected for drilling on the South Voisey Bay Project. The geophysical targets are located in an east-west trending structure in an area predominated by northwest – southeast features.

The targets areas were initially identified through an airborne MegaTEM electromagnetic (‘EM’) survey flown in April/May 2003 and further confirmed by recently completed AMT electromagnetic ground geophysics and large loop EM surveys. The targets also coincide with residual east-west gravity and magnetic features. The 2003 exploration program has been designed to identify nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date. Two of the target areas are located on the Donner/Commander joint venture property. One target area is located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.

The initial phase of drilling is expected to include approximately 1,200 metres of drilling. Drilling is expected to begin the week of September 8 th and the program is expected to last three to six weeks.

The 2003 program is being carried out by Falconbridge Limited. Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period. Falconbridge has spent approximately $4.0 million to date on the project and has met the requirements up to the end of 2003 to maintain its option.

The ownership of SVBN is as follows: Donner Minerals Ltd. 76.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; UC Resources Ltd. 5.40%. Donner has a 52% interest in the Donner/Northern Abitibi joint venture property and Donner has a 52% interest in the Donner/Commander joint venture property. SVBN has a 75% interest in the SVBN/Pallaum joint venture property.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2 nd day of September, 2003.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President